LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP

VIA EDGAR

September 21, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock Equity Dividend Fund
Securities Act File No. 33-14517
Investment Company Act File No. 811-5178
Post-Effective Amendment No. 28

Ladies and Gentlemen:

On behalf of the BlackRock Equity Dividend (the “Fund”), I hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 28 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act in order to bring the Fund’s prospectus into compliance with the requirements of amended Form N-1A.

On or around November 28, 2009, the Fund will file a subsequent post-effective amendment pursuant to Rule 485(b) that will bring the Fund’s financial statements and other information up to date under Section 10(a)(3) of the 1933 Act.

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8681 or Edward Gizzi at (212) 728-8555.

Very truly yours,

/s/ Jack D. Cohen

Jack D. Cohen

Enclosures

cc:	Denis Molleur
Aaron Wasserman
Maria Gattuso
Edward Gizzi